UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 30, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of the Company.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 00670)

(I) POLL RESULTS OF THE

2021 FIRST EXTRAORDINARY GENERAL MEETING,

H SHAREHOLDERS CLASS MEETING AND A

SHAREHOLDERS CLASS MEETING HELD ON

29 MARCH 2021;

(II) CHANGE OF SUPERVISOR; AND

(III) GRANT OF THE WHITEWASH WAIVER

The Board hereby announces the poll results of the EGM, the H Shareholders Class Meeting and the A Shareholders Class Meeting held in Shanghai, the PRC on Monday, 29 March 2021.

References are made to (1) the meeting materials (the “Meeting Materials”) published on 15 March 2021 regarding the 2021 first extraordinary general meeting (the “EGM”), the class meeting of holders of H shares (the “H Shareholders Class Meeting”) and the class meeting of holders of A shares (the “A Shareholders Class Meeting”, together with the H Shareholders Class Meeting as the “Class Meetings”) of China Eastern Airlines Corporation Limited (the “Company”); (2) the notice of the EGM and the notice of the H Shareholders Class Meeting of the Company (collectively the “Notices”) dated 5 February 2021 and the circular of the Company dated 12 March 2021 (the “Circular”), in relation to, among others, (i) details of the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate), the Whitewash Waiver and the proposed amendments to the Articles; (ii) a letter from the Independent Board Committee; (iii) a letter of advice from the Independent Financial Adviser; and (iv) other information as required under the Takeovers Code and Hong Kong Listing Rules.

Unless otherwise indicated, terms used in this announcement shall have the same meanings as those defined in the Circular.

A.	RESULTS OF THE EGM AND CLASS MEETINGS

The EGM, the H Shareholders Class Meeting and the A Shareholders Class Meeting were held at 4/F Conference Room, Office Building of One Two Three Airlines Co., Ltd., No. 60, Yingbin Road No. 7, Shanghai Hongqiao International Airport, Changning District, Shanghai ( 上上海市長寧區上海虹橋國際機場迎賓七路 60 號一二三航空有限公司辦公樓四樓會議室 ) on Monday, 29 March 2021. The EGM and the Class Meetings were validly convened in compliance with the relevant requirements under the Company Law of the People’s Republic of China and the Articles.

As at the date of the EGM and the Class Meetings, the aggregate number of Shares in issue of the Company was 16,379,509,203, including 11,202,731,426 A Shares and 5,176,777,777 H Shares. As disclosed in the Circular, CEA Holding, together with parties acting in concert with it (including CES Finance and CES Global (both being wholly-owned subsidiaries of CEA Holding), and Li Yangmin (a director of CEA Holding)), holding 8,156,483,960 Shares of the Company in aggregate, were required to abstain and have abstained from voting in respect of resolutions 2, 3, 6, 7, 10, 11 and 13 at the EGM. CES Global, holding 2,626,240,000 H Shares, was required to abstain and has abstained from voting in respect of the resolutions 1, 2, 4, 5 and 6 at the H Shareholders Class Meeting. CEA Holding, CES Finance and Li Yangmin, holding 5,530,243,960 A Shares of the Company in aggregate, were required to abstain and have abstained from voting in respect of the resolutions 1, 2, 4, 5 and 6 at the A Shareholders Class Meeting. As such, (i) the aggregate number of Shares entitling shareholders to attend the EGM and vote for or against resolutions 2, 3, 6, 7, 10, 11 and 13 was 8,223,025,243 representing approximately 50.20% of the Company’s total share capital in issue; the aggregate number of Shares entitling shareholders to attend the EGM and vote for or against resolutions 1, 4, 5, 8, 9, 12 and 14 was 16,379,509,203, representing 100% of the Company’s total share capital in issue, (ii) the aggregate number of H Shares entitling H shareholders to attend the H Shareholders Class Meeting and vote for or against resolutions 1, 2, 4, 5 and 6 was 2,550,537,777, representing approximately 49.27% of the Company’s total H Shares in issue; the aggregate number of H Shares entitling H shareholders to attend the H Shareholders Class Meeting and vote for or against resolution 3 was 5,176,777,777, representing 100% of the Company’s total H Shares in issue, and (iii) the aggregate number of A Shares entitling A shareholders to attend the A Shareholders Class Meeting and vote for or against resolutions 1, 2, 4, 5 and 6 was 5,672,487,466, representing approximately 50.63% of the Company’s total A Shares in issue; the aggregate number of A Shares entitling A shareholders to attend the A Shareholders Class Meeting and vote for or against resolution 3 was 11,202,731,426, representing 100% of the Company’s total A Shares in issue.

Saved as disclosed above, there were no Shares entitling shareholders to attend the EGM and/or Class Meetings and abstain from voting in favour of the resolutions proposed at the EGM and/or Class Meetings as set out in Rule 13.40 of the Hong Kong Listing Rules, and no shareholder was required to abstain from voting at the EGM and/or Class Meetings.

Each resolution proposed for approval at the EGM and the Class Meetings was taken by poll.

Both on-site voting and online voting were adopted. On-site voting referred to attendance and voting in person or authorisation of proxies to attend and vote by completing and returning the relevant proxy form, and was available to all shareholders of the Company. Online voting was conducted via the online voting system of the Shanghai Stock Exchange, which can be accessed through the voting platform of the trading system of the Shanghai Stock Exchange and through the network voting platform on a designated website, and was participated by the A shareholders of the Company. Shareholders and their proxies, together holding 12,445,099,296 Shares of the Company, representing approximately 75.9797% of the Company’s share capital in issue, attended the EGM or participated in online voting; shareholders and their proxies, together holding 4,001,645,270 H Shares, representing approximately 77.2999% of the Company’s H Shares in issue, attended the H Shareholders Class Meeting; and shareholders and their proxies, together holding 8,443,842,026 A Shares, representing approximately 75.3731% of the Company’s A Shares in issue, attended the A Shareholders Class Meeting or participated in online voting.

After consideration by the said shareholders and proxies and through voting by way of on-site voting or online voting, all resolutions as set out in the Notices and Meeting Materials have been duly passed at the EGM and the Class Meetings respectively.

1.	POLL RESULTS OF THE EGM

The poll results at the EGM were set out as follows:

Total number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS
1.	Ordinary resolution: “THAT, to consider and approve the “Compliance with the conditions of the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.”	12,442,331,045 (99.9778%)	2,726,751 (0.0219%)	41,500 (0.0003%)

2.	Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares to a specific subscriber by China Eastern Airlines Corporation Limited”. (Each part of this resolution shall be decided by voting in sequence):

2.01	Type and par value of shares to be issued	4,284,734,295 (99.9094%)	3,823,101 (0.0891%)	61,900 (0.0015%)

2.02	Method and time of issuance	4,284,734,195 (99.9094%)	3,822,601 (0.0891%)	62,050 (0.0015%)

2.03	Subscriber and method of subscription	4,284,734,145 (99.9094%)	3,823,151 (0.0891%)	62,000 (0.0015%)

2.04	Pricing benchmark date, pricing principles and issue price	4,284,792,195 (99.9108%)	3,765,101 (0.0878%)	62,000 (0.0014%)

2.05	Number of shares to be issued	4,284,799,595 (99.9109%)	3,773,151 (0.0880%)	46,550 (0.0011%)

2.06	Amount and use of proceeds	4,285,959,581 (99.9380%)	2,612,215 (0.0609%)	47,500 (0.0011%)

2.07	Lock-up period	4,284,783,445 (99.9106%)	3,773,851 (0.0880%)	62,000 (0.0014%)

2.08	Place of listing	4,284,866,895 (99.9125%)	3,705,851 (0.0864%)	46,550 (0.0011%)

2.09	Arrangement of accumulated undistributed profits before the non-public issuance of A shares	4,284,837,095 (99.9118%)	3,720,651 (0.0868%)	61,550 (0.0014%)

2.10	Validity period of the resolutions of non- public issuance of A shares”	4,284,736,695 (99.9095%)	3,820,101 (0.0891%)	62,500 (0.0014%)

3.	Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.”	4,285,747,545 (99.9330%)	2,809,751 (0.0655%)	62,000 (0.0015%)

4.	Ordinary resolution: “THAT, to consider and approve the “Report on the use of proceeds from the previous fund raising activities by China Eastern Airlines Corporation Limited”.”	12,444,062,431 (99.9917%)	995,715 (0.0080%)	41,150 (0.0003%)

5.	Special resolution: “THAT, to consider and approve the “Feasibility analysis on the use of proceeds from the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.”	12,443,890,831 (99.9903%)	1,166,865 (0.0094%)	41,600 (0.0003%)

6.	Special resolution: “THAT, to consider and approve the “Conditional share subscription agreement of the non-public issuance entered into with a specific subscriber by China Eastern Airlines Corporation Limited”.”	4,285,307,026 (99.9228%)	3,246,201 (0.0757%)	66,069 (0.0015%)

7.	Special resolution: “THAT, to consider and approve the “Connected transactions involved in the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.”	4,286,379,426 (99.9478%)	2,175,151 (0.0507%)	64,719 (0.0015%)

8.	Ordinary resolution: “THAT, to consider and approve the “Dilution of current returns by the non-public issuance of A shares and remedial measures and the undertakings thereof by the controlling Shareholder, the director and the senior management”.”	12,442,634,876 (99.9802%)	2,387,201 (0.0192%)	77,219 (0.0006%)

9.	Ordinary resolution: “THAT, to consider and approve the “Future plan for return to the Shareholders for the coming three years (2021–2023) of China Eastern Airlines Corporation Limited”.”	12,444,089,912 (99.9919%)	935,215 (0.0075%)	74,169 (0.0006%)

10.	Special resolution: “THAT, to consider and approve the “Waiver of the offer obligation to increase the shareholdings by the controlling Shareholder in accordance with the PRC laws and regulations”.”	4,277,788,131 (99.7474%)	10,759,065 (0.2509%)	72,100 (0.0017%)

11.	Special resolution: “THAT, to consider and approve the “Whitewash waiver for exemption from the general offer obligation by the controlling Shareholder in accordance with the Takeovers Code”.”	4,277,682,781 (99.7450%)	10,864,465 (0.2533%)	72,050 (0.0017%)

12.

Special resolution: “THAT, to consider and approve the “Authorization to the board of directors and its authorized persons to amend relevant provisions of the articles of association upon the completion of the non-

public issuance of A shares”.”

		12,443,941,231 (99.9907%)	1,103,615 (0.0089%)	54,450 (0.0004%)

13.	Special resolution: “THAT, to consider and approve the “Proposal to authorize the board of directors and its authorized persons to proceed with relevant matters in respect of the non-public issuance of A shares in their sole discretion”.”	4,286,253,045 (99.9448%)	2,319,301 (0.0541%)	46,950 (0.0011%)

14.	Ordinary resolution: “THAT, to consider and approve the “Election of the shareholder supervisor of the ninth session of the supervisory committee of the Company”.”	12,351,611,296 (99.2488%)	93,435,950 (0.7508%)	52,050 (0.0004%)

*	The percentage of voting is based on the total number of Shares held by shareholders present, in person or by proxy, at the EGM and entitled to vote in respect of the relevant resolution.

Please refer to the Meeting Materials and the Circular for details of the above resolutions.

The resolutions 1, 4, 8, 9 and 14 of the EGM are ordinary resolutions and have been passed by half or more of votes. The resolutions 2, 3, 5, 6, 7, 10, 12 and 13 of the EGM are special resolutions and have been passed by two-thirds or more of votes. The resolution 11 is a special resolution and has been passed by three-quarters or more of votes.

2.	POLL RESULTS OF THE H SHAREHOLDERS CLASS MEETING

The poll results at the H Shareholders Class Meeting were set out as follows:

Total number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS
1.	Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares to a specific subscriber by China Eastern Airlines Corporation Limited”. (Each part of this resolution shall be decided by voting in sequence):

1.01	Type and par value of shares to be issued	1,372,865,724 (99.8154%)	2,503,096 (0.1820%)	36,450 (0.0026%)

1.02	Method and time of issuance	1,372,858,324 (99.8148%)	2,510,046 (0.1825%)	36,900 (0.0027%)

1.03	Subscriber and method of subscription	1,372,857,774 (99.8148%)	2,510,596 (0.1825%)	36,900 (0.0027%)

1.04	Pricing benchmark date, pricing principles and issue price	1,372,839,224 (99.8134%)	2,511,596 (0.1826%)	54,450 (0.0040%)

1.05	Number of shares to be issued	1,372,869,024 (99.8156%)	2,499,796 (0.1817%)	36,450 (0.0027%)

1.06	Amount and use of proceeds	1,373,367,019 (99.8518%)	2,001,801 (0.1455%)	36,450 (0.0027%)

1.07	Lock-up period	1,372,880,274 (99.8164%)	2,503,096 (0.1820%)	21,900 (0.0016%)

1.08	Place of listing	1,372,873,274 (99.8159%)	2,510,046 (0.1825%)	21,950 (0.0016%)

1.09	Arrangement of accumulated undistributed profits before the non-public issuance of A shares	1,373,357,224 (99.8511%)	2,011,596 (0.1463%)	36,450 (0.0026%)

1.10	Validity period of the resolutions of non- public issuance of A shares”	1,372,837,074 (99.8133%)	2,531,746 (0.1841%)	36,450 (0.0026%)

2.	Special resolution: “THAT, to consider and approve the “Proposal for the non- public issuance of A shares by China Eastern Airlines Corporation Limited”.”	1,373,811,124 (99.8841%)	1,572,696 (0.1143%)	21,450 (0.0016%)

3.	Special resolution: “THAT, to consider and approve the “Feasibility analysis on the use of proceeds from the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.”	4,001,084,919 (99.9860%)	532,601 (0.0133%)	27,750 (0.0007%)

4.	Special resolution: “THAT, to consider and approve the “Conditional share subscription agreement of the non-public issuance entered into with a specific subscriber by China Eastern Airlines Corporation Limited”.”	1,373,320,124 (99.8484%)	2,038,596 (0.1482%)	46,550 (0.0034%)

5.	Special resolution: “THAT, to consider and approve the “Connected transactions involved in the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.”	1,374,288,724 (99.9188%)	1,070,096 (0.0778%)	46,450 (0.0034%)

6.	Special resolution: “THAT, to consider and approve the “Proposal to authorize the board of directors and its authorized persons to proceed with relevant matters in respect of the non-public issuance of A shares in their sole discretion”.”	1,374,281,074 (99.9183%)	1,077,196 (0.0783%)	47,000 (0.0034%)

*

The percentage of voting is based on the total number of Shares held by shareholders present, in person or by proxy, at the H Shareholders Class Meeting and entitled to vote in respect of the relevant resolution.

Please refer to the Meeting Materials and the Circular for details of the above resolutions.

All of the special resolutions of the H Shareholders Class Meeting have been passed by two-thirds or more of votes.

3.	POLL RESULTS OF THE A SHAREHOLDERS CLASS MEETING

The poll results at the A Shareholders Class Meeting were set out as follows:

Total number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS
1.	Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares to a specific subscriber by China Eastern Airlines Corporation Limited”. (Each part of this resolution shall be decided by voting in sequence):
1.01	Type and par value of shares to be issued	2,912,294,771 (99.9551%)	1,302,255 (0.0447%)	5,000 (0.0002%)
1.02	Method and time of issuance	2,912,294,671 (99.9551%)	1,302,255 (0.0447%)	5,100 (0.0002%)
1.03	Subscriber and method of subscription	2,912,294,671 (99.9551%)	1,302,255 (0.0447%)	5,100 (0.0002%)
1.04	Pricing benchmark date, pricing principles and issue price	2,912,294,671 (99.9551%)	1,302,255 (0.0447%)	5,100 (0.0002%)
1.05	Number of shares to be issued	2,912,294,671 (99.9551%)	1,302,255 (0.0447%)	5,100 (0.0002%)
1.06	Amount and use of proceeds	2,912,896,712 (99.9758%)	700,214 (0.0240%)	5,100 (0.0002%)
1.07	Lock-up period	2,912,294,671 (99.9551%)	1,302,255 (0.0447%)	5,100 (0.0002%)
1.08	Place of listing	2,912,294,671 (99.9551%)	1,302,255 (0.0447%)	5,100 (0.0002%)
1.09	Arrangement of accumulated undistributed profits before the non-public issuance of A shares	2,912,294,671 (99.9551%)	1,302,255 (0.0447%)	5,100 (0.0002%)
1.10	Validity period of the resolutions of non-public issuance of A shares”	2,912,294,671 (99.9551%)	1,302,255 (0.0447%)	5,100 (0.0002%)
2.	Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.”	2,912,294,671 (99.9551%)	1,302,255 (0.0447%)	5,100 (0.0002%)

3.	Special resolution: “THAT, to consider and approve the “Feasibility analysis on the use of proceeds from the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.”	8,443,136,712 (99.9916%)	700,214 (0.0083%)	5,100 (0.0001%)
4.

Special resolution: “THAT, to consider and approve the “Conditional share subscription agreement of the non-public issuance entered into with a specific subscriber by China

Eastern Airlines Corporation Limited”.”

		2,912,271,502 (99.9543%)	1,302,255 (0.0447%)	28,269 (0.0010%)
5.	Special resolution: “THAT, to consider and approve the “Connected transactions involved in the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.”	2,912,382,102 (99.9581%)	1,191,655 (0.0409%)	28,269 (0.0010%)
6.

Special resolution: “THAT, to consider and approve the “Proposal to authorize the board of directors and its authorized persons to proceed with relevant matters in respect of the non-public issuance of A shares in their sole discretion”.”

		2,912,294,671 (99.9551%)	1,302,355 (0.0447%)	5,000 (0.0002%)

*

The percentage of voting is based on the total number of Shares held by shareholders present, in person or by proxy, at the A Shareholders Class Meeting and entitled to vote in respect of the relevant resolution.

Please refer to the Meeting Materials and the Circular for details of the above resolutions.

All of the special resolutions of the A Shareholders Class Meeting have been passed by two-thirds or more of votes.

Ernst & Young, the auditor of the Company, was appointed as the scrutineer for the purpose of vote-taking at the EGM and the Class Meetings.

Note:

The poll results were subject to scrutiny by Ernst & Young, whose work was limited to certain agreed procedures requested by the Company to compare the poll results summary prepared by the Company to poll forms collected and provided by the Company to Ernst & Young. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

B.	CHANGE OF SUPERVISOR

Guo Lijun was appointed as the shareholder representative supervisor of the Company at the EGM and comprised the ninth session of the Supervisory Committee with Fang Zhaoya, a shareholder representative supervisor of the Company and Zhou Huaxin, an employee representative supervisor of the Company. For the biographical details of Mr. Guo Lijun and other information disclosed in accordance with Rule 13.51(2) of the Hong Kong Listing Rules, please refer to the announcement of the Company dated 18 January 2021. As at the date of this announcement, there was no change in the disclosed information.

C.	EFFECT OF NON-PUBLIC ISSUANCE OF A SHARES ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

The following sets out the shareholding structure of the Company (i) as at the date of this announcement; and (ii) immediately after completion of the Non-public Issuance of A Shares (assuming no other change in the number of issued shares in the Company from the date of this announcement to the completion of the Non-public Issuance of A Shares):

	As at the date of this announcement			Immediately after completion of the Non-public Issuance of A Shares
	Number of shares held		Approximate percentage of the total number of shares in issue	Number of shares held		Approximate percentage of the total number of shares in issue
CEA Holding and parties acting in concert with it Note [1]	5,530,243,960 (A Shares	)	33.76%	8,025,174,835 (A Shares	)	42.52%

	2,626,240,000		16.03%	2,626,240,000		13.91%
	(H Shares	)		(H Shares	)

Subtotal	8,156,483,960		49.80%	10,651,414,835		56.43%

JuneYao Group Note [2]	1,120,273,142		6.84%	1,120,273,142		5.94%
	(A Shares	)		(A Shares	)
	558,769,777		3.41%	558,769,777		2.96%
	(H Shares	)		(H Shares	)

Subtotal	1,679,042,919		10.25%	1,679,042,919		8.90%

	As at the date of this announcement			Immediately after completion of the Non-public Issuance of A Shares
	Number of shares held		Approximate percentage of the total number of shares in issue	Number of shares held		Approximate percentage of the total number of shares in issue
Other public Shareholders	4,552,214,324		27.79%	4,552,214,324		24.12%
	(A Shares	)		(A Shares	)
	1,991,768,000		12.16%	1,991,768,000		10.55%
	(H Shares	)		(H Shares	)

Subtotal	6,543,982,324		39.95%	6,543,982,324		34.67%

Total	16,379,509,203		100%	18,874,440,078		100%

Note

1: As at the date of this announcement, CEA Holding and parties acting in concert with it held 8,156,483,960 shares of the Company in aggregate, representing approximately 49.80% of the total number of shares in issue of the Company, among which:

(i)	CEA Holding directly held 5,072,922,927 A Shares;

(ii)	CES Finance directly held 457,317,073 A Shares. CES Finance is a wholly-owned subsidiary of CEA Holding and is therefore presumed to be a party acting in concert with CEA Holding;

(iii)	CES Global directly held 2,626,240,000 H Shares. CES Global is a wholly-owned subsidiary of CEA Holding and is therefore presumed to be a party acting in concert with CEA Holding; and

(iv)	Li Yangmin directly held 3,960 A Shares in the capacity of beneficial owner. Li Yangmin is a director of CEA Holding and is therefore presumed to be a party acting in concert with CEA Holding.

Note

2: As at the date of this announcement, JuneYao Group directly held 311,831,909 A Shares and indirectly held (i) 219,400,137 A Shares through Juneyao Airlines Co., Ltd.; (ii) 589,041,096 A Shares through Shanghai Jidaohang Enterprise Management Company Limited; (iii) 546,769,777 H Shares through Shanghai Juneyao Airline Hong Kong Limited; and (iv) 12,000,000 H Shares through Juneyao Airlines Co., Ltd. Therefore, JuneYao Group directly and indirectly held approximately 10.25% of the shares of the Company in aggregate. Accordingly, JuneYao Group shall be regarded as a core connected person of the Company and thus the shares held by it shall not be regarded as being in public hands.

Immediately after completion of the Non-public Issuance of A Shares, JuneYao Group will directly and indirectly hold approximately 8.90% in the enlarged total share capital in issue of the Company and thus the shares held by it will be regarded as being in public hands.

Note	3: The public float is expected to be 43.57% upon completion of the Non-public Issuance of A Shares.

Note	4: Any discrepancies in this table between totals and sums of amounts listed in the table above are due to rounding.

D.	GRANT OF THE WHITEWASH WAIVER

The Executive has, on 25 March 2021, granted the Whitewash Waiver, subject to the fulfilment of the conditions that (i) the Whitewash Waiver and the Non-public Issuance of A Shares being approved by at least 75% and more than 50% respectively of the votes cast by the Independent Shareholders at the EGM; and (ii) unless the Executive gives prior consent, no acquisition or disposal of voting rights being made by CEA Holding and parties acting in concert with it between the announcement of the Non-public Issuance of A Shares and its completion The aforementioned condition (i) imposed by the Executive has been duly fulfilled as at the date of this announcement.

The Company will make further announcements in respect of the progress of the Non-public Issuance of A Shares in accordance with the requirements of the Hong Kong Listing Rules and other applicable requirements in the PRC as and when appropriate.

The completion of the Non-public Issuance of A Shares is subject to the satisfaction of certain conditions, including but not limited to the approvals of the CSRC and the East China Regional Administration of the Civil Aviation Administration of China. There is no assurance that the Non-public Issuance of A Shares will proceed. Investors are advised to exercise caution when dealing in the shares of the Company, and are recommended to consult their professional adviser if they are in any doubt about their position and as to actions they should take.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 29 March 2021

As at the date of this announcement, the Directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

As at the date of this announcement, the directors of CEA Holding include Liu Shaoyong (Chairman), Li Yangmin, Tang Bing, Chen Feihu, Li Hao, Lin Wanli, Wang Bin, Guo Jianfei, Wan Min, Zhou Yubo and Jiang Jiang.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than those relating to CEA Holding and parties acting in concert with it, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

The directors of CEA Holding jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than those relating to the Company, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.